SEC # 82-3430

TIOMIN
RESOURCES INC.


02002688

PRESS RELEASE 02 JAN 25 AM 8:47

December 21, 2001

TIOMIN COMPLETES PRIVATE PLACEMENT

SUPPL

TORONTO, CANADA:

Tiomin Resources Inc. announced today that it has completed the previously announced private placement of common shares.

The Corporation issued 10.4 million common shares at $0.07 per share to accredited investors to realize gross proceeds of $729,000.

The net proceeds of the new issue will be used to fund the continuing legal proceedings concerning its Kwale project in Kenya, as well as for general corporate purposes.

The company currently has 58.4 million shares issued and outstanding.

For further information, please contact Tiomin at (416) 350-3776 Jean-Charles Potvin, President, ext. 227 or Ian MacNeily, VP-Finance, ext. 232, or Mathew Edler, VP-Corporate Development, ext.226

ACCESS PREVIOUS TIOMIN PRESS RELEASES ON OUR WEBSITE: www.tiomin.com

dlw 1/31